ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 13

INSURED	BOND NUMBER
T. Rowe Price Capital Appreciation Fund	87163107B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
February 6, 2008	August 31, 2007 to August 31, 2008	/S/ John T. Mulligan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:

T. Rowe Price Institutional Floating Rate Fund, a series of:

T. Rowe Price Associates, Inc.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.